Exhibit 2

Oi S.A. – In Judicial Reorganization Corporate Taxpayer’s ID (CNPJ/MF) No. 76.535.764/0001-43 Company Registry (NIRE) No. 33.3.0029520-8 Publicly-held Company

NOTICE TO THE MARKET

Standard & Poor’s rating

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) hereby informs its shareholders and the market in general that Standard & Poor's ("S&P") announced today the review of the credit rating attributed to the Company, raising the issuer credit ratings on Oi to B from CCC+ on the global scale and to brA from brBB+ on the national scale. The rating outlook is stable.

The agency also withdrew all Oi's debt ratings, currently classified as D, as a consequence of the conversion of the Company's bonds and debentures into shares, after a capital increase approved by the Company's Board of Directors on July 20, 2018.

The defined perspective reflects the challenges that the Company has to face in order to effectively implement its investment plan and consequently to recover market share and quality of service to increase margins while maintaining adequate liquidity.

Rio de Janeiro, August 16, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer